WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2016
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, “Western” or the “Company”) is dated August 4, 2016, and provides an analysis of the Company’s results of operations for the three and six months ended June 30, 2016.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Western’s condensed interim consolidated financial statements for the three and six months ended June 30, 2016 and Western’s audited consolidated financial statements for the year ended December 31, 2015 and the notes thereto. The Company’s accounting policies are described in note 3 to the audited consolidated financial statements for the year ended December 31, 2015. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange (“TSX”) and the NYSE MKT under the symbol WRN. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2015 (“AIF”), is filed with Canadian regulators on SEDAR at www.sedar.com. This information, along with Western’s annual report on Form 20-F, filed with the United States Securities and Exchange Commission (the “SEC”), is also available at edgar.sec.gov/edgar.shtml.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Western faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company’s current and future operations are discussed in its AIF and Form 20-F. This list is not exhaustive. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets and future operating results, and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp., are focused on advancing the Casino project (“Casino” or “Casino Project”) towards production. The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada. The Company completed a feasibility study on the Casino Project in January 2013 and began the permitting process by submitting the Casino Project Proposal to the Yukon Environmental and Socio-economic Assessment Board in January 2014. Western is currently advancing the Casino Project through the permitting process and continues to progress certain key aspects of the project’s development.

CORPORATE DEVELOPMENTS

On February 1, 2016, Mr. Dale Corman, previously Chief Executive Officer and Chairman, was appointed Executive Chairman. Concurrently, the Company appointed Dr. Paul West-Sells, previously President and Chief Operating Officer, to the role of President and Chief Executive Officer. These changes were part of standard succession planning. Mr. Corman will continue to be actively engaged in the development and oversight of the Company.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2016
(Expressed in Canadian dollars, unless otherwise indicated)

CASINO PROJECT

OVERVIEW

On January 7, 2013, the Company released the results of the feasibility study on its Casino Project and subsequently filed the technical report titled “Casino Project, Form 43-101F1 Technical Report Feasibility Study, Yukon, Canada – Revision 1” dated January 25, 2013 (the “Feasibility Study”) on SEDAR on February 12, 2013. The Feasibility Study was prepared for the Company by Conrad Huss, P.E., Thomas Drielick, P.E., Jeff Austin, P.Eng., Gary Giroux, P.Eng., Scott Casselman, P.Geo., Graham Greenaway, P.Eng., Mike Hester, F Aus IMM and Jesse Duke, P.Geo., each a Qualified Person for the purposes of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The full text of the Feasibility Study is available under the Company’s profile on SEDAR.

The Feasibility Study establishes the Casino Project as a robust copper-gold project with positive economics at conservative commodity prices. Globally over the past few years, very few projects of the size of Casino have been engineered to a feasibility study level and maintained attractive economics.

PERMITTING

The assessment process in the Yukon by the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) involves several steps after the submission of the Project Proposal concluding with the issuance of a Decision Document. Once a project receives the Decision Document, the next step is obtaining a Quartz Mining License (“QML”). The QML would allow the Company to begin construction of the mine. The final significant permit following the issue of the QML is the Yukon Water License.

Western submitted the Casino Project Proposal (the “Project Proposal”) to YESAB for assessment in January 2014. In 2015, the Company submitted two supplemental information reports to YESAB. At this point, the total application submitted comprises over 14,000 pages of information and over three years of engagement with regulatory agencies and Federal, Territorial and First Nation Governments.

On February 18, 2016, the YESAB Executive Committee informed the Company that it is requiring that the Casino Project be reviewed by a panel (the “Panel Review”), the highest level of assessment carried out by YESAB.

On June 20, 2016, Western received the ESE Statement Guidelines from YESAB. The ESE Statement Guidelines outline the information to be included in the Company’s ESE Statement. The ESE Statement will form the basis for the Company’s assessment application for the Panel Review and will include all of the material submitted previously, plus additional information. The Company is in the process of developing the schedule and budget required to meet the guideline requirements and prepare its ESE Statement. Once Western submits its ESE Statement, YESAB will have 15 months to review the application and issue a decision.

Permitting timelines in North America are uncertain. Events outside of the Company’s control may cause delays in permitting and development of the Casino Project. Construction of the Casino Project is also subject to project financing.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2016
(Expressed in Canadian dollars, unless otherwise indicated)

EXPENDITURES

Western’s recent activities have focused on permitting and engineering of the Casino Project. Capitalized expenditures for the periods presented were as follows:

For the six months ended June 30,	2016	2015
	$	$

Claims maintenance	17,896	-
Engineering	138,891	385,186
Permitting	307,419	1,318,193
Salary and wages	257,698	400,663
Share-based payments	18,945	53,816

CASINO EXPENDITURES	740,849	2,157,858

Expenditures decreased significantly during the first half of 2016 when compared to the same period in 2015 because the Company incurred minimal costs in 2016 while waiting to receive the ESE Statement Guidelines from YESAB once the project was moved to the Panel Review in February 2016.

CURRENT ECONOMICS

The Company has calculated how the Casino Project’s returns are affected by changes in revenue from commodity price fluctuations. Based on the analysis below, the Casino Project is expected to provide positive returns in the current commodity price environment. All projected economic results below are on an after-tax basis and assume that the project is completely financed using equity.

		Feasibility Study	Current
		Base Case	Prices[1]

Copper Price	US$/lb	3.00	2.20
Gold Price	US$/oz	1,400	1,350
Molybdenum Price	US$/lb	14.00	7.00
Silver Price	US$/oz	25.00	20.00
Exchange Rate	C$: 1 US$	0.95	0.77

Net Present Value, After-tax, 8% discount	C$ M	1,830	1,570
Internal Rate of Return, After-tax	%	20.1	19.1
Payback Period	Years	3.0	3.0

Net Cash Flow (Y1-Y4), After-tax	C$ M/year	682	650
Net Cash Flow (Life of Mine), After-tax	C$ M/year	400	360

Note 1 - The above information is derived from adjusting the Feasibility Study financial model (Feasibility Study Table 22-5) for the above noted commodity prices only. There has been no change to mineral resource or mineral reserve estimates or the capital cost contained in the Feasibility Study. The capital cost has not been adjusted for changes in Canadian to US exchange rate. Current prices represent approximate closing prices on August 3, 2016.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2016
(Expressed in Canadian dollars, unless otherwise indicated)

Despite declines in gold and copper prices since the release of the Feasibility Study, the Casino Project still has robust economics at current levels when adjusting the Feasibility Study financial model for current commodity prices. This analysis indicates an estimated net present value of $1.57 billion (8% discount rate, after-tax) and an after-tax internal rate of return of 19.1%.

The exchange rate between the Canadian and US dollar has a significant impact on returns. On the revenue side, the continued weakness of the Canadian dollar as compared to the US dollar has offset much of the decrease in US dollar denominated commodity prices. Although the effect of a stronger US dollar on capital and operating costs has not been quantified in the figures above, the impact is expected to be muted by the fact that the majority of these costs are projected to be incurred in Canadian dollars or currencies other than the US dollar.

ROYALTIES AND PRODUCTION PAYMENTS

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived therefrom. Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a rate of 2%) for US$59 million if the amount is paid on or before December 31, 2017.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	30-Jun-16	31-Mar-16	31-Dec-15	30-Sep-15
	$	$	$	$
Loss and comprehensive loss	312,664	702,347	526,742	476,834
Loss per share – basic and diluted	-	0.01	0.01	0.01
Cash and short-term investments	8,604,034	9,330,355	10,403,751	11,558,873
Exploration and evaluation assets	37,130,644	36,663,395	36,389,795	35,985,307
Total assets	46,160,808	46,214,077	47,089,862	47,833,972

As at and for the quarter ended	30-Jun-15	31-Mar-15	31-Dec-14	30-Sep-14
	$	$	$	$
Loss and comprehensive loss	671,630	442,821	481,651	219,637
Loss per share – basic and diluted	0.01	-	0.01	-
Cash and short-term investments	13,052,668	14,843,703	16,573,387	18,791,338
Exploration and evaluation assets	34,703,375	33,581,848	32,545,517	30,746,696
Total assets	48,087,550	48,794,357	49,496,903	49,842,328

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2016
(Expressed in Canadian dollars, unless otherwise indicated)

Loss and comprehensive loss

The scale and nature of the Company’s corporate and administrative activity have remained relatively consistent over the periods presented above, but foreign exchange gains and losses related to US dollar denominated cash balances have led to significant fluctuations in quarterly losses.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized. As a result, the carrying value of exploration and evaluation assets generally increases from period to period.

Cash, cash equivalents, and short-term investments

For the most part, cash is used to fund ongoing operations that increase the carrying value of the Company’s exploration and evaluation assets. Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments are expected to decrease from one period to the next.

RESULTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$

Filing and regulatory fees	27,233	26,945	143,443	164,555
Office and administration	33,790	65,282	96,368	120,274
Professional fees	35,514	70,151	74,188	191,692
Rent and utilities	40,874	55,607	96,482	111,215
Share-based payments	35,375	59,972	75,100	117,030
Shareholder communication and travel	61,127	167,621	140,909	266,181
Wages and benefits	269,231	252,506	540,922	500,850

CORPORATE EXPENSES	503,144	698,084	1,167,412	1,471,797

Foreign exchange loss (gain)	1,050	14,748	24,204	(261,398)
Interest income	(25,030)	(41,202)	(52,105)	(95,948)
Gain on marketable securities	(166,500)	-	(124,500)	-

LOSS AND COMPREHENSIVE LOSS	312,664	671,630	1,015,011	1,114,451

THREE MONTHS ENDED JUNE 30, 2016

Western incurred a loss of $313,000 ($nil per common share) for the three months ended June 30, 2016 compared to a loss of $672,000 ($0.01 per common share) over the same period in 2015. The scale and nature of the Company’s administrative activity have remained generally consistent throughout these periods, but a few items have led to significant differences in the comparative loss figures.

During the three months ended June 30, 2016, shareholder communication and travel decreased by $106,000 compared to same period during 2015. During the three months ended June 30, 2015, the Company travelled extensively to promote the merits of the Casino Project.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2016
(Expressed in Canadian dollars, unless otherwise indicated)

During the three months ended June 30, 2016, the Company recorded a gain on marketable securities of $167,000 to reflect the change in market value of its holdings.

SIX MONTHS ENDED JUNE 30, 2016

The Company incurred a loss of $1.02 million ($0.01 per common share) for the six months ended June 30, 2016 compared to a loss of $1.11 million ($0.01 per common share) during the first six months in 2015. The scale and nature of the Company’s administrative activity have remained generally consistent throughout these periods. The difference in comparative loss figures was partly driven by the same factors as those that drove the differences during the three months ended June 30, 2016, as well as those discussed below.

Professional fees decreased by $118,000 during the six months ended June 30, 2016 compared to the same period during 2015. This was largely due to the Company engaging consultants to review corporate strategy in 2015.

Share based payments decreased by $42,000 during the six months ended June 30, 2016 compared to the same period in 2015 due to variations in the valuation and to the timing of the associated amortization of previous stock option grants.

During the six months ended June 30, 2016, the Company recorded a foreign exchange loss of $24,000 compared to a foreign exchange gain of $261,000 during same period in 2015. The change is a result of exchange rate fluctuations between the Canadian and US dollar and a significant decrease in the Company’s US dollar holdings.

LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June 30,	2016	2015
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(1,149,828)	(910,266)
Financing activities	110,400	-
Investing activities	756,184	2,470,459

CHANGE IN CASH AND EQUIVALENTS	(283,244)	1,560,193

Cash and cash equivalents – beginning	830,326	7,471,834

CASH AND CASH EQUIVALENTS	547,082	9,032,027

In addition to the $547,000 in cash and cash equivalents, the Company held $8.1 million in short-term investments on June 30, 2016. Cash and short-term investments totaled $8.6 million as at June 30, 2016 compared to $10.4 million as at December 31, 2015. The Company had working capital of $8.5 million as at June 30, 2016.

Western is an exploration stage company. As at the date of this report, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations. Although the Company expects that the current working capital balance will be sufficient to fund anticipated operating activities in the near term, it will require significant additional funding to complete the development and construction of the Casino mine.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2016
(Expressed in Canadian dollars, unless otherwise indicated)

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the six months ended June 30, 2016, the Company received $110,400 from the exercise of stock options. There was no financing activity during the six months ended June 30, 2015.

Investing activities

Investing activities include both mineral property expenditures, and purchases and redemptions of short-term investments. Investments with an original maturity of greater than three months are considered short-term investments for accounting purposes. Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

During the six months ended June 30, 2016, Western redeemed $1.5 million in short-term investments, and spent $744,000 on exploration and evaluation expenditures. During the six months ended June 30, 2015, Western redeemed $5.0 million in short term investments and expended $2.5 million on mineral property activities.

The majority of the mineral property expenditures in both periods relates to engineering and permitting efforts related to the Casino Project. A summary of activities relating to the Casino Project is available under the Casino Project section at the beginning of this report.

OUTSTANDING SHARE DATA

As at the date of this report, the Company had 94,448,936 common shares outstanding. The Company also has 4,638,334 stock options outstanding with exercises prices ranging from $0.50 to $2.84.

CONTRACTUAL OBLIGATIONS

The Company has an agreement to sub-lease head office space until April 29, 2017. After that date, either the Company or the sub-lessor may terminate the sub-lease, without penalty, by providing the other party 120 days’ notice.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2016
(Expressed in Canadian dollars, unless otherwise indicated)

The future minimum lease payments by calendar year are approximately as follows:

Year	$
2016	47,000
2017	86,000
Thereafter	-

TOTAL	133,000

The source of the majority of the Company’s funds is proceeds received from the sale of the NSR Royalty in December 2012. The Company is required to use these proceeds for the development of the Casino Project and for general working capital purposes; provided that the general working capital purposes of Western do not include the acquisition and development of any mineral properties unrelated to the Casino Project.

The Company has no off-balance sheet arrangements, no capital lease agreements and no long-term obligations other than those described above, and throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

MANAGEMENT COMPENSATION

The Company’s related parties also include its directors and officers, who are the key management of the Company. The remuneration of directors and officers during the periods presented was follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$
Salaries and director fees	209,340	213,838	425,465	429,207
Share-based payments	32,324	55,256	68,702	107,014

MANAGEMENT COMPENSATION	241,664	269,094	494,167	536,221

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items that require estimates as the basis for determining the stated amounts include share-based payments and income and mining taxes. Actual results could differ from those estimates. Differences may be material.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2016
(Expressed in Canadian dollars, unless otherwise indicated)

Exploration and evaluation assets

The carrying amount of the Company’s exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company’s assets are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the assets’ recoverable amount is estimated. If the assets’ carrying amount exceeds the recoverable amount then an impairment loss is recognized in the statement of loss.

Environmental site reclamation

The Company has not recognized an amount for environmental site reclamation, however, minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company. The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental reclamation provision.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2015 and have concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2015.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

Because of its inherent limitations, ICFR may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Chief Executive Officer and the Chief Financial Officer assessed the effectiveness of the Company’s ICFR as at December 31, 2015. In making this assessment, the Company’s management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on its assessment, management has concluded that, as at December 31, 2015, the Company’s internal control over financial reporting was effective.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2016
(Expressed in Canadian dollars, unless otherwise indicated)

CHANGES IN INTERNAL CONTROLS

During the six months ended June 30, 2016, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity, credit, and market risk from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each balance sheet date.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2016
(Expressed in Canadian dollars, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

This management discussion and analysis (“MD&A”) contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information may also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Such forward-looking statements are set forth, among other places, under the heading “Casino Project” and elsewhere in the MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company’s property; budgets; work programs; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of historical fact.

The material assumptions used to develop the forward-looking statements herein include assumptions that (1) prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates will not change in a materially adverse manner, (2) requisite capital and financing will be available on acceptable terms, (3) equipment and personnel required for permitting, construction and operations will be available on a continual basis, (4) no unforeseen delays, unexpected geological or other effects, equipment failures, or permitting or other delays, and (5) general economic, market or business conditions will not change in a materially adverse manners and as more specifically disclosed throughout this document, and in the AIF and Form 20-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; changes in project parameters as plans continue to be refined; risks related to cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s AIF and Form 20-F, and other information released by Western and filed with the applicable regulatory agencies.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2016
(Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the SEC and contained in Industry Guide 7 of the SEC. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources. These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company’s mineral deposits may not be comparable to similar information made public by issuers subject to the SEC’s reporting and disclosure requirements applicable to domestic United States issuers.